EXHIBIT 1.2

AMENDMENT NO. 1 TO THE UNDERWRITING
AGREEMENT

AMENDMENT No. 1 (the “Amendment”) dated as of July 15, 2009, among Apollo Gold Corporation (the “Corporation”) and Haywood Securities Inc. and Blackmont Capital Inc. (collectively the “Underwriters”).

WHEREAS, the Corporation and the Underwriters (collectively, the “Parties”) are parties to an underwriting agreement dated July 15, 2009 (the “Underwriting Agreement”);

AND WHEREAS, the Parties wish to amend the Underwriting Agreement in order to increase the amount of the Offering to up to 13,889,390 Flow-Through Shares and up to 12,221,640 Offered Common Shares for maximum aggregate gross proceeds to the Corporation of up to $13,000,008.60; and

NOW THEREFORE, in consideration of $2.00, the premises and the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.
Capitalized terms used herein (including in the recitals above) without definition and which are defined in the Underwriting Agreement are used herein with the respective meanings given such terms in the Underwriting Agreement.

2.
The amount of the Offering shall be increased to up to 13,889,390 Flow-Through Shares and up to 12,221,640 Offered Common Shares for maximum aggregate gross proceeds to the Corporation of up to $13,000,008.60; and

3.	In all respects, other than those changed by this Amendment, the terms and conditions of the Underwriting Agreement are confirmed.

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DATED July 15, 2009.

APOLLO GOLD CORPORATION

By:	/s/ R. David Russell
Authorized Signatory

HAYWOOD SECURITIES INC.

By:	/s/ Greg McKenzie
Authorized Signatory

BLACKMONT CAPITAL INC.

By:	/s/ Rick Vernon
Authorized Signatory